UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Cytori Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per Share
(Title of Class of Securities)

23283K 105
(CUSIP Number)

Chuya Gomi Supervisor / Public Relations and Investor Relations Shinjuku Monolith 3-1 Nishi-Shinjuku 2-chome Shinjuku-ku, Tokyo 163-0914 JAPAN

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	23283K 105
1.	Names of Reporting Person: Olympus Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions):
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒
6.	Citizenship or Place of Organization: Japan
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power: 3,973,043
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,973,043
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,973,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 4.99%*
14.	Type of Reporting Person (See Instructions): CO

* Based on 79,541,775 shares of common stock, the number of outstanding shares of Cytori’s common stock as of June 30, 2014, as described in Cytori’s Form 10-Q filed on August 11, 2014.

Item 1. Security and Issuer

This Amendment No. 2 amends the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 13, 2005, as amended by Amendment No. 1 thereto filed with the Commission on August 26, 2008 (the “Schedule 13D”) by Olympus Corporation, a Japanese corporation (“Olympus”), relating to the issued and outstanding shares of common stock, par value $0.001 per share, of Cytori Therapuetics, Inc., a Delaware corporation (“Cytori”). The principal executive offices of Cytori are located at 3020 Callan Road, San Diego, California 92121. Only those items reported in this Amendment No. 2 are amended and all other items in the Schedule 13D remain unchanged.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a) - (c) and (f)
This Schedule 13D is filed by Olympus. Its principal business address and principal office address is Shinjuku Monolith, 3-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo 163-0914, Japan.  Its principal business is to manufacture and sell precision machines and instruments, including cameras and medical devices.

The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship for each director and executive officer of Olympus is set forth on Schedule I hereto and incorporated herein by reference.

(d)
On March 6, 2012, the Japanese Securities and Exchange Surveillance Commission filed a formal complaint with the prosecutors of the Tokyo District Public Prosecutors’ Office against Olympus on suspicion of disclosing false statements with respect to Olympus’ annual securities reports in breach of the Japanese Securities and Exchange Act and the Financial Instruments and Exchange Act (the “Japanese Securities Acts”).

On July 3, 2013, the Tokyo District Court in Japan entered a judgment against Olympus for breach of the Japanese Securities Acts and imposed on Olympus a penalty of 700 million yen.  Upon receipt of this judgment, Olympus publicly stated its decision not to seek an appeal and its commitment to reinforce compliance and governance policies.

(e)
During the last five years, neither Olympus nor, to the knowledge of Olympus, any of the persons listed on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated as follows:

In December 2005, Olympus and Cytori established a joint venture to commence development of a new system to process adipose-derived stem and regenerative cells for use in regenerative medicine (the “2005 Joint Venture”). On May 8, 2013, Olympus and Cytori entered into a joint venture termination agreement (the “JVTA”) pursuant to which Olympus and Cytori agreed to terminate the 2005 Joint Venture. Pursuant to the JVTA, all other contractual arrangements with Cytori, including those relating to Olympus’ right to nominate and appoint a director to Cytori’s board and registration rights with respect to certain shares of Cytori held by Olympus, have been terminated. Olympus sold 40,000 shares of Cytori’s common stock in aggregate between September 9, 2014 and September 12, 2014. Olympus intends to sell the remainder of its beneficial interest in Cytori in the future.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) – (b) Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference. For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 79,541,775. For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Olympus may be deemed to beneficially own and have sole voting and dispositive power with respect to 3,973,043 shares of Cytori’s common stock, representing approximately 4.99% of the outstanding shares of Cytori’s common stock. Other than the sale of 40,000 shares in aggregate between September 9, 2014 and September 12, 2014, the decrease in Olympus’ beneficial ownership is due to increases in issued and outstanding Cytori common stock and the expiration of certain warrants held by Olympus, including:

•
On March 10, 2009, Cytori announced agreements with certain institutional investors relating to the offering and sale of a total of 4,771,174 shares of its common stock and warrants to purchase up to a total of 6,679,644 additional shares of its common stock. In its subsequent Form 10-Q for the period ended March 31, 2009, the total number of outstanding shares of Cytori’s common stock was 34,088,915, an increase of 4,833,408 shares compared to the period ended September 30, 2008.

•
On May 8, 2009, Cytori announced an agreement with certain institutional investors relating to the private offering and sale of a total of 1,864,783 unregistered shares of its common stock with 175% warrant coverage, exercisable for up to a total of 3,263,380 unregistered shares of Cytori’s common stock. In addition, on June 22, 2009, Cytori announced an agreement with Seaside 88, LP relating to the offering and sale of a total of up to 7,150,000 shares of its common stock. In its subsequent Form 10-Q for the period ended September 30, 2009, the total number of outstanding shares of Cytori’s common stock was 38,203,569, an increase of 4,114,654 shares compared to the period ended March 31, 2009.

•
The agreement between Cytori and Seaside 88, LP described above required Cytori to issue and Seaside 88, LP to buy 275,000 shares of Cytori’s common stock once every two weeks. As a result of these regular issuances, among other things, in its Form 10-Q for the period ended March 31, 2010, the total number of outstanding shares of Cytori’s common stock was 44,524,580, an increase of 6,321,011 shares compared to the period ended September 30, 2009.

•
On July 12, 2011, Cytori announced an agreement with Seaside 88, LP relating to the offering and sale of a total of up to 6,326,262 shares of its common stock. In addition, on December 14, 2012, Cytori announced an agreement with Lazard Capital Markets LLC, as sole book-running manager and representative of the underwriters, relating to the issuance of 7,020,000 shares of its common stock. In its subsequent Form 10-K for the period ended December 31, 2012, the total number of outstanding shares of Cytori’s common stock was 65,914,050, an increase of 13,958,785 shares compared to the period ended December 31, 2010.

•	On August 11, 2013, Olympus’ warrants exercisable for 500,000 shares of Cytori’s common stock expired.

•
On November 4, 2013, Cytori announced an agreement to sell 8,000,000 shares of its unregistered common stock to Lorem Vascular Pty. Ltd. In addition, on May 3, 2014, Cytori announced agreements with certain institutional investors pursuant to which Cytori agreed to sell a total of 4,048,584 units, with each unit consisting of one share of its common stock and one warrant to purchase one share of its common stock. This transaction was consummated on June 6, 2014, resulting in the total number of outstanding shares of Cytori’s common stock increasing to 79,507,135.

•	Currently, Olympus holds only common stock of Cytori and does not hold any warrants, options, preferred shares or other instruments convertible into Cytori common stock.

Except as set forth above, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto, has power to vote or to direct the vote or to dispose or direct the disposition of any shares of Cytori’s common stock.

(c) Except as described in Item 4 of this Statement, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto has engaged in any transaction in shares of Cytori’s common stock in the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Cytori’s common stock beneficially owned by the Reporting Persons.

(e) As of September 12, 2014, Olympus ceased to be a beneficial owner of more than five percent of Cytori’s common stock.

 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Olympus and Cytori entered into the JVTA on May 8, 2013 (see Exhibit 99.1 hereto), pursuant to which all other contractual arrangements with Cytori, including those relating to Olympus’ right to nominate and appoint a director to Cytori’s board and registration rights with respect to certain chairs of Cytori held by Olympus, have been terminated.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Venture Termination Agreement by and among Olympus and Cytori, dated as of May 8, 2013 (incorporated by reference to Exhibit 10.91 of Cytori’s quarterly report on Form 10-Q, filed May 10, 2013)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2014

OLYMPUS CORPORATION

By:	/s/ Mamoru Kaneko
Name:	Mamoru Kaneko
Title:	General Manager

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF OLYMPUS CORPORATION

The name and present principal occupation of each of the executive officers and directors of Olympus are set forth below. All individuals named in the table below are employed by Olympus. The address of the principal business and principal office of Olympus is Shinjuku Monolith, 3-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo 163-0914, Japan. Each of the directors and executive officers of Olympus listed below is a citizen of Japan.

Name	Principal Occupation or Employment (Principal Position outside Olympus, if any)	Name, Principal Business and Address of Other Corporation or Organization (if different)
Yasuyuki Kimoto	Chairman
Hiroyuki Sasa	President and Representative Director
Hideaki Fujizuka	Director, Senior Executive Managing Officer
Yasuo Takeuchi	Director, Senior Executive Managing Officer
Shigeo Hayashi	Director, Executive Managing Officer
Takuya Goto	Outside Director (Director, JSR Corporation) (President, Japan Marketing Association) (President, Asia Marketing Federation)
Shiro Hiruta	Outside Director (Audit & Supervisory Board Member, Nikkei Inc.) (Standing Counsellor Adviser, Asahi Kasei Corporation)	Asahi Kasei Corporation 105 Kanda Jinbocho 1-chome, Chiyoda-ku, Tokyo 101-8101 Japan
Sumitaka Fujita	Outside Director (Director, Furukawa Electric Co., Ltd.) (Director, Nippon Sheet Glass Co., Ltd.) (Chairman, Japan Association for CFOs) (Advisory Member, ITOCHU Corporation)	ITOCHU Corporation 5-1 Kita-Aoyama 2-chome, Minato-ku, Tokyo 107-8077, Japan
Motoyoshi Nishikawa	Outside Director (Attorney, Nomura & Partners)	Nomura & Partners 1007 Fukokuseimei Building, 2-2 Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011, Japan

Hikari Imai	Outside Director
Kiyotaka Fujii
Outside Director
(Representative Director & President, Eastgate Group, Inc.)
(Representative Director & President, Hailo Network Japan Co., Ltd.)
(Representative Director & President, The RealReal Japan Inc.)
The RealReal Japan Inc. 8 LOOP-X, 9-15 Kaigan 3-chome, Minato-ku, Tokyo 108-0022, Japan
Keiko Unotoro	Outside Director (Advisor, Oh-ebashi LPC & Partners) (Professor, Faculty of Modern Business Administration, Toyo Gakuen University)	Toyo Gakuen University 26-3 Hongo 1-chome, Bunkyo-ku, Tokyo 113-0033, Japan
Masaru Kato	Outside Director (Vice Chairman, Sony Corporation)	Sony Corporation 7-1 Konan 1-chome, Minato-ku, Tokyo 108-0075, Japan
Akihiro Taguchi	Senior Executive Managing Officer Medical Business Group President
Haruo Ogawa	Executive Managing Officer Imaging Business Group President and IBP Business Division Manager
Toshiaki Gomi	Executive Managing Officer Imaging Business Group Sales & Marketing Manager
Yasushi Sakai	Executive Managing Officer Group Management Office Corporate Management Division Manager
Akira Kubota	Executive Managing Officer Corporate R&D Center Group President and Biotech Division Manager
Shinichi Nishigaki	Executive Officer Scientific Solutions Business Group President

Koichi Karaki	Executive Officer Corporate R&D Center Medical Technology R&D Division 1 Division Manager
Hitoshi Kawada	Executive Officer
Yoshihiko Masakawa	Executive Officer Scientific Solutions Business Group Operations and Manufacturing Division Manager
Naohiko Kawamata	Executive Officer Corporate Monozukuri Innovation Center Monozukuri Solution Division Manager
Nobuyuki Koga	Executive Officer Corporate Center Corporate Services Division Manager and Tokyo Administration Dept. General Manager
Hisao Yabe
Executive Officer
Corporate Governance Office Medical Regulatory Affairs Division Manager, Corporate R&D Center Medical Quality Division Manager, Medical Business Group Quality & Environment Division Manager and Scientific Solutions Business Group Assistant Group President

Masamichi Handa	Executive Officer Imaging Business Group Strategy Planning Division Manager and Imaging Business Div. of Asia & Oceania Division Manager
Nobuhiro Abe	Executive Officer Group Management Office Executive in charge of Asia & Oceania and Corporate Center Corporate Div. of Asia & Oceania Division Manager
Ken Yoshimasu	Executive Officer Medical Business Group Production Division Manager

Masahito Kitamura	Executive Officer Chief Compliance Officer and Corporate Governance Office Group President
Tetsuo Kobayashi	Executive Officer Group Management Office Finance Division Manager
Kiichi Hirata	Executive Officer Corporate Center Assistant Group President
Toshihiko Okubo	Executive Officer Scientific Solutions Business Group Business Strategy and Planning Division Manager and Scientific Solutions Business Div. of Asia & Oceania Division Manager
Mitsuhiro Hikosaka	Executive Officer